Filed by Sysco Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Sysco Corporation (Commission File No. 001-06544)

Date: April 7, 2026

The following is a transcript of an interview of Kevin Hourican, Chief Executive Officer and President of Sysco Corporation, on CNBC’s Mad Money on April 6, 2026.

Jim Cramer:	Last week, Sysco Corporation, SYY Kind, made a big move and Wall Street doesn't seem to like it. The food distribution kingpin announced that it's acquiring Jetro Restaurant Depot for $29 billion in cash stock. Sysco plunged from $81 to $69 in the news, and while it's rebounded to $73 today, it's still down. I think this is nuts. And I say that as someone with experience, both as an innkeeper and a restaurateur. If you're a restaurant, you go to Sysco to keep yourself supplied long term. General meanwhile is where you go when you're in a jam or if you own a small scale restaurant or an inn. It's got 166 locations across 35 states. You can buy both these assets into one company and you've got the entire restaurant industry over barrels. Perfect. According to management, this deal should increase their revenue by 20% and their free cash flow by 55%.

Sysco says it will result in mid to high single digit increases just in the first year and a low to mid-teens increase in year two. Plus, even before we learned about the merger, Sysco was doing incredibly well. That's why I think this stock's such a steal after the selloff. Don't take it from me. Let's check in with Kevin Hourican. He's the chairman and CEO of Sysco Corporation. He got a better sense of the [inaudible 00:01:12] and welcome back to Mad Money.

Kevin Hourican:	Jim, thank you for having us on the show. It's great to be back with you. We're excited to talk with you about this transformative acquisition of Jetro Restaurant Depot. So over to you, let's jump in.

Jim Cramer:	Sure. Well, why don't we start by saying, Kevin, what did Wall Street get wrong about the deal?

Kevin Hourican:	As you know, when there's a big deal like this and it's a surprise news, there's a reaction to the company doing the buying, and then there's a reaction on the company being bought. In this instance, it's a privately held company. And the main message we've heard back from investors is, "We're not really sure what this business is."

And it is one of the biggest, most profitable, privately held companies in the space. We've called it the Costco for restaurants. Jim, you know it well. They're the place you go if you're a smaller restaurant desiring to save money. They are the low cost leader for restaurants needing everything you need to outfit your kitchen. So that was the thing is this big company that no one has ever heard of. As the week has progressed, Jim, even into this morning, the more we're talking about this gem of a company, this amazing asset, as you said, it's now 167 stores.

They opened a new store in San Antonio, Texas last week. They bring the lowest cost operating model for restaurants. On average, Jim, you can save 15 to 20% on what you buy if you go to Jetro Restaurant Depot to pick it up versus if you have a company like Sysco deliver it to you. So we're very excited about the deal and love to tell you more about it.

Jim Cramer:	Well, Kevin, I thought when it first happened, I said to my staff, "Wait a second. If anyone of these analysts has ever run an inn, run a small restaurant or run a larger restaurant, they would know what a perfect fit this is." As a matter of fact, I was thinking when you first start out, you go and make a deal with Jetro. But as you get bigger, you have to have a consultant and you have to work with that person, and that's when you use Sysco and that this is a natural evolution story.

Kevin Hourican:	Yeah. Let's talk about exactly what you just said, which is better together. Let me first say mostly serving different customers in different channels. So the cash and carry channel is, as you said, a smaller restaurant seeking value and there's no place you can go in that space better than Restaurant Depot. They've the broadest assortment, the best prices in the industry. And we know we can help bring that format to hundreds of additional communities across the country. That's something we announced last week. If you're a bigger restaurant or you're successful and you open a second store, or third store or fourth store, that's when it's really complicated to have to go to a cash and carry, and pick it up and shuttle it around to your different businesses. That's when you can engage a company like Sysco. As we work together as one enterprise, here's some hard hitting things we can do to help each other.

We know we can buy better. We can bring our purchasing scale together to go to a common supplier group to acquire even better, more efficient prices. We can then pass on those savings to our respective customers in both delivery and at the store itself. That's number one. Number two is what you said. There's customer migration over time. So you can start as a smaller customer and graduate up to delivery. We can lock that customer in. But then as you've brought forward previously on other snippets on your show, you're a bigger customer. You get delivery twice per week. Let's say it's Tuesday, Thursday. Saturday night your restaurant was busier than you thought and you run out of something. That's a I need it now capability. If your next Sysco delivery is not for two or three days, that person's in a bind, that restaurant's in a bind.

With 167 restaurant depots, we're going to take it to hundreds more over time. We could do click and collect, have the customer pick it up at the store. We could shuttle it from that local store same day over to the restaurant, solving more needs for customers, bringing more affordability to more customers and bringing that low cost model to hundreds of additional communities around the country.

Jim Cramer:	Okay. So Kevin, and I think it's very clear these are both very inexpensive. And I know the restaurant depot, very, very inexpensive, but I wanted to get a sense of something that's going on that I'm worried about. We do have a situation with fuel and you have had to put through a fuel charge. Is it reasonable to think that the food that we get at restaurants may have to go up to cover the fuel charge?

Kevin Hourican:	It's a great question. It's a volatile world that we live in. There's a lot going on fuel at $4 a gallon. Not good for end consumers, not good in aggregate for businesses. Mostly, Jim, we are hedged, so we are predominantly hedged. Approximately 90% of our fuel costs are hedged. So for what nominal fuel surcharge that we have had to put in place, it has been for that 10%, that tail of the assortment. So we're in a solid place. Our procurement division does a wonderful job of decreasing those types of risks and we can manage it across our three different customer types, which is large customers, medium customers, and smaller customers. But back to this Restaurant Depot opportunity just for a second. One of the things our board is most excited about is the resiliency of Restaurant Depot specifically. Jim, get these stats. They've grown sales 28 out of 30 consecutive years.

They've grown their profit in 30 consecutive years, that includes COVID. And the why is this. If you can save 15 to 20% on your food costs versus delivery, whenever the time gets tough, whenever the going gets tough, customers tend to flock to that lowest cost operating model. Now that's going to be a part of the Sysco ecosystem. We're already a resilient company serving hospitals and hotels, and government facilities and schools. Now we can anchor in another resilient part of our business, which is this recession proof cash and carry business.

Jim Cramer:	There are people who may think, wait a second, why do you need Restaurant Depot? There's Costco with incredibly low prices. But in the research that you put out, it is clear that Costco has that great treasure hunt, but that's not necessarily what you want if you're running a small restaurant.

Kevin Hourican:	First, let me say we have nothing but respect for Costco. I think they're the best run retailer in the world. They're an incredible, incredible company. Restaurant Depot is the Costco for restaurants. Think about, we've all been to Costco, you walk in, there's mattresses and TVs and apparel, and yes, there's food, but 90% of the food is for us, for consumers, for our homes. They do have some industrial pack sizes. But on average, they have about one tenth of the assortment that Restaurant Depot would have. You walk into a Restaurant Depot, it's a warehouse size store, a no-frill shopping environment. And if you're a restaurateur, literally everything that you would need to outfit your kitchen, including equipment and supplies, is under that one roof. Equal pricing to what you could see at Costco, but an assortment breadth and depth that is just unrivaled.

Here's a stat that is incredibly compelling. If a restaurant is within 30 minutes of a Restaurant Depot location, they do twice the business with local mom and pops than we Sysco do in delivery, and we're number one in the food delivery space. That just speaks to that magnetic draw of customers because that 15 to 20% cheaper price is so attractive to the end customer.

Jim Cramer:	All right. One last question. Will I still have to wear my down jacket when I go shopping at Restaurant Depot into that fresh food and fresh fish area?

Kevin Hourican:	It's cold for a reason, you got to keep the product fresh. Let's start there. If I could just lean into an even harder hitting question, Jim, as with a lot of stuff being said on social media, Sysco bought Restaurant Depot to raise prices. Let me just be crystal clear. We are not raising prices at Restaurant Depot. The entire strategy here is to bring Restaurant Depot, the low cost operator, to hundreds of additional communities, helping save tens of thousands of restaurants more money. This is about bringing the value opportunity to more customers.

And one more just plus point. Restaurant Depot has a fantastic opening price point product line, a value tier, if you will. That's a void in the Sysco delivery assortment. So we've got some high-end restaurants that want premium fish, premium proteins, premium produce and the like, but they don't care about the shortening that's going in the fryer. They should care, but some of them don't. They just want the cheapest product available. Restaurant Depot has some great items, Jim, that we're actually going to intend to offer up to our delivery customers, enabling us to grow share of wallet with the delivery customer as well.

Jim Cramer:	With inflation, will you be able to keep those prices that low? Really, Kevin, you think you can do that?

Kevin Hourican:	I think with the combined company's purchasing leverage or efficiency, we have even greater opportunity to partner with our suppliers, provide them a growth opportunity. Restaurant Depot is growing 5%, 6% revenue every year, opening five to six net new stores per year. We, Sysco, are doing very well taking share and delivery. Suppliers like that, they're looking for places that they can grow. They invest with those partners. We are going to work extremely hard to keep prices low, bring prices down and bring lower prices to hundreds of additional communities through this acquisition.

Jim Cramer:	Well, thank you, Kevin. I'm a believer in what a great opportunity to buy this stock. That's Kevin Hourican, chair and CEO of Sysco Corporation, SYY. Kevin, I love having you on the show. Thank you.

Kevin Hourican:	Thank you, Jim. Have a great day.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco Corporation (“Sysco”) and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and Jetro Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

This communication may include certain measures which are not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), including free cash flow, that we believe provide important perspective with respect to underlying business trends. Non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Management believes that adjusting GAAP metrics to remove certain specified items provides an important perspective with respect to our underlying business trends and results. Non-GAAP measures provide meaningful supplemental information to both management and investors that (1) are indicative of the performance of the company’s underlying operations and (2) facilitate comparisons on a year-over-year basis. Non-GAAP measures should not be considered in isolation or as an alternative to GAAP measures, and should be considered only as a supplement to, and not as superior to, GAAP measures.

IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco may cause New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 that will include a prospectus of New Slider Holdco, Inc. (the “prospectus”). After the registration statement has been declared effective, Sysco will mail the prospectus to its stockholders. BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at investors.sysco.com.

NO OFFER OR SOLICITATION

This communication is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.